SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: February 28, 2006		Title:	General Counsel

4Q05 EARNINGS REPORT
February 27, 2006
MAXCOM TELECOMUNICACIONES 4TH QUARTER 2005 UNAUDITED RESULTS
•	Revenues increased 27% over 4Q04 and 1% over 3Q05

•	EBITDA grew 55% over 4Q04 and 9% over 3Q05

•	Lines in service increased 25% over 4Q04 and 3% over 3Q05

•	Voice customers grew 24% over 4Q04 and 3% over 3Q05

•	Data customers grew 15% over 4Q04 and 10% over 3Q05
LINES:
The number of lines in service at the end of 4Q05 increased 25% to 206,292 lines, from 164,895 lines at the end of 4Q04, and 3% when compared to 199,476 lines in service at the end of 3Q05.
During 4Q05, 17,155 new voice lines were installed, 13% lower than the 19,752 lines installed during 4Q04. When compared to 3Q05, the number of installations decreased 13% from 19,670 lines.
During 4Q05, the monthly churn rate for voice lines was 1.4%, lower than the 1.9% monthly average churn during 4Q04. When compared to 3Q05, churn rate decreased from 1.7%. Voluntary churn in 4Q05 resulted in the disconnection of 4,233 lines, a rate of 0.7%, higher than the one registered in 3Q05 with 2,498 disconnected lines or 0.5%. Involuntary churn resulted in the disconnection of 7,279 lines, a rate of 1.3%, higher than 6,643 disconnected lines in 3Q05 or 1.2%.

LINES	4Q04	3Q05	4Q05	vs. 4Q04	vs. 3Q05

Business Lines	28,249	34,047	36,680	30%	8%
Residential Lines	125,934	149,092	154,233	22%	3%
Public Telephony Lines	492	3,761	5,289	975%	41%
Total Voice Lines	154,675	186,900	196,202	27%	5%
Wholesale	10,220	12,576	10,090	-1%	-20%

Lines in Service (1)	164,895	199,476	206,292	25%	3%

Data Equivalent Lines (2)	18,605	24,367	27,586	48%	13%

(1)	Does not include Data Equivalent Lines

(2)	Data Conversion @ 64Kbps
CUSTOMERS:
Total voice customers grew 24% to 150,063 at the end of 4Q05, from 120,562 at the end of 4Q04, and 3% when compared to 145,460 customers at the end of 3Q05.
The change in the number of voice customers by category was the following: (i) business customers increased by 12% from 4Q04 and 1% from 3Q05; and, (ii) residential customers increased by 25% from 4Q04 and 3% from 3Q05.

VOICE CUSTOMERS	4Q04	3Q05	4Q05	vs. 4Q04	vs. 3Q05

Business	3,925	4,342	4,385	12%	1%
Residential	116,637	141,118	145,678	25%	3%

Total Voice Customers	120,562	145,460	150,063	24%	3%

Data Customers	6,154	6,415	7,057	15%	10%

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4Q05 EARNINGS REPORT
February 27, 2006
REVENUES:
Revenues for 4Q05 increased 27% to Ps$309.0 million, from Ps$244.0 million reported in 4Q04. Voice revenues for 4Q05 increased 27% to Ps$249.2 million, from Ps$196.6 million during 4Q04, driven by a 27% increase in voice lines. Data revenues for 4Q05 were Ps$13.4 million and contributed with 4% of total revenues. Data revenues in 4Q04 were Ps$10.6 million. Wholesale revenues for 4Q05 were Ps$46.3 million, a 26% increase from Ps$36.8 million in 4Q04.
Revenues for 4Q05 increased 1% to Ps$309.0 million, from Ps$306.8 million in 3Q05. Voice revenues for 4Q05 increased Ps$0.3 million from Ps$248.9 million during 3Q05. Data revenues in 4Q05 increased 3% from Ps$13.1 million during 3Q05. During 4Q05, revenues from Wholesale customers increased 3% from Ps$44.8 million in 3Q05.
COST OF NETWORK OPERATION:
Cost of Network Operation in 4Q05 was Ps$102.4 million, a 27% increase when compared to Ps$80.7 million in 4Q04. During the same period, outbound traffic increased 18%, showing an increase on a cost per minute basis basically as a result of the lease of capacity on CATV networks for “triple play” services combined with a shift of the outbound traffic pattern from local to long distance and calls to cellular phones. Local traffic represented 96% of total traffic in 4Q04 and 90% in 4Q05. The Ps$21.7 million increase in Cost of Network Operation was generated by: (i) Ps$21.0 million or 38%, increase in network operating services, mainly driven by Ps$12.0 million higher calling party pays interconnection charges, Ps$8.6 million higher long distance interconnection, and Ps$1.0 million other cost related to the CATV network, partially offset by Ps$0.6 million lower lease of ports and other services cost; (ii) Ps$0.8 million higher technical expenses, basically as a result of Ps$2.1 million higher network maintenance expenses, and Ps$0.5 million higher leases of sites and poles, partially offset by Ps$1.8 million lower general office expenses; and, (iii) Ps$0.1 million or 1%, increase in installation expenses and cost of disconnected lines.
Cost of Network Operation increased 1% quarter-over-quarter when compared to Ps$101.3 million in 3Q05. The Ps$1.1 million increase in Cost of Network Operation was generated by: (i) Ps$3.1 million, or 4% increase in Network operating services, mainly driven by Ps$4.5 million higher calling party pays charges, Ps$1.7 million higher long distance reselling cost, Ps$1.0 million other cost related to the CATV network, Ps$3.7 million lower lease of CATV network due to a change in the CATV network operation agreement and Ps$0.4 million lower leases of circuits and other services cost; and, (ii) Ps$2.6 million decrease in Technical expenses, partially offset by Ps$0.6 million increase in installation expenses and cost of disconnected lines. On a traffic-related cost basis, the cost per minute improved as outbound traffic increased 19%.
Gross margin remained at 67% in 4Q05 when compared to 4Q04 and to 3Q05.
SG&A:
SG&A expenses were Ps$119.2 million in 4Q05, a 11% increase from Ps$106.9 million in 4Q04. The increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$5.0 million as a result of increased headcount; (ii) higher general and insurance expenses of Ps$3.7 million; (iii) higher fees paid to external advisors of Ps$6.5 million; (iv) higher sales commissions of Ps$3.2 million; (v) Ps$1.0 million higher advertising and promotion expenses; and, (vi) Ps$0.1 million higher maintenance expenses. Higher expenses were partially offset by: (i) lower offices and warehouse leases of Ps$4.7 million; and, (ii) lower bad debt reserve of Ps$2.5 million.
SG&A expenses in 4Q05 decreased 5% from Ps$125.3 million in 3Q05. The Ps$6.1 million decrease was generated by: (i) lower salaries, wages and benefits of Ps$19.9 million and (ii) Ps$3.8 million lower offices and warehouse leases. Lower expenses were partially offset by: (i) Ps$6.9 million higher fees paid to external advisors, (ii) Ps$4.4 million higher general and insurance expenses; (iii) Ps$2.7 million higher advertising and promotion expenses, (iv) Ps$2.6 million higher sales commissions; and, (v) Ps$1.0 million higher maintenance expenses.
EBITDA:
EBITDA for 4Q05 increased 55% to Ps$87.3 million, from Ps$56.4 million reported in 4Q04. When compared to 3Q05, EBITDA grew 9% from Ps$80.2 million. EBITDA margin of 28% in 4Q05 improved from 23% margin in 4Q04, and from 26% margin in 3Q05.

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4Q05 EARNINGS REPORT
February 27, 2006
CAPITAL EXPENDITURES:
Capital expenditures for 4Q05 were Ps$182.3 million, 26% higher than Ps$145.1 million reported in 4Q04, and 40% higher when compared to Ps$130.2 million spent in 3Q05.
CASH POSITION:
Maxcom’s cash position at the end of 4Q05 was Ps$231.1 million in Cash and Cash Equivalents including Ps$7.7 million of restricted cash, compared to Ps$81.0 million at the end of 4Q04 which included Ps$18.8 million of restricted cash. Cash and Cash Equivalents at the end of 3Q05 were Ps$90.2 million, including Ps$31.0 million of restricted cash.
SPIN-OFF AND SALE OF SUBSIDIARY:
On August 30, 2005, Maxcom’s shareholders approved the spin-off (“escisión”) of the company under Mexican law, pursuant to which a new company was created and Maxcom transferred to this new company part of its assets, liabilities and equity, and certain other tax related accounts. Through November, 2005, Maxcom executed a series of arms’ length related parties transactions to acquire more than 99% of the new company. Maxcom did not pay cash in any of these transactions.
On November 22, 2005 Maxcom divested it’s participation in the new company by receiving a consideration of Ps$214.6 million in cash. As a result of the different transactions Maxcom also recognized a Premium on capital stock of Ps$214.0. The effects on the Consolidated Statement of Operations as a result of the acquisition and sale of the new company were nominal. Fees paid to external advisors in connection with these transactions were booked as a special item in the Consolidated Statement of Operations.
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Querétaro. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005 investor.relations@maxcom.com	Lucia Domville New York City, NY (917) 375-1984 ldomville@nyc.rr.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

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4Q05 EARNINGS REPORT
February 27, 2006
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
(Thousands of Mexican pesos “Ps” with purchasing power as of December 31, 2005 and thousands of US Dollars “$”)

							December 31, 2005
	December 31, 2004			September 30, 2005			Unaudited
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	62,189	$5,806	Ps	59,223	$5,529	Ps	223,423	$20,859
Restricted Cash		5,740	536		9,960	930		—	—

		67,929	6,342		69,183	6,459		223,423	20,859
Accounts receivable:
Customers, net of allowance		120,718	11,271		169,368	15,813		172,139	16,071
Other sundry debtors		33,207	3,101		26,927	2,514		36,744	3,431

		153,925	14,372		196,295	18,327		208,883	19,502

Inventory		11,688	1,091		15,578	1,454		15,403	1,438
Prepaid expenses		69,195	6,460		73,807	6,891		106,808	9,972

Total current assets		302,737	28,265		354,863	33,131		554,517	51,771

Restricted Cash Long Term		13,105	1,223		21,002	1,961		7,672	716

Frequency rights, Net		97,419	9,095		92,000	8,589		90,193	8,421
Telephone network systems & Equipment, Net		1,783,834	166,544		1,881,522	175,666		1,980,478	184,901
Preoperating expenses, Net		158,608	14,808		131,381	12,266		122,305	11,419
Intangible Assets, Net		378,330	35,322		330,981	30,901		328,296	30,651
Other assets		21,612	2,018		15,203	1,419		10,501	980

Total assets	Ps	2,755,645	$257,275	Ps	2,826,952	$263,933	Ps	3,093,962	$288,859

LIABILITIES
CURRENT LIABILITIES:
Interest Payable	Ps	8,793	$821	Ps	22,022	$2,056	Ps	13,666	$1,276
Accrued expenses and other accounts payable		233,925	21,840		269,232	25,136		274,596	25,637
Bank Financing		150,443	14,046		140,330	13,102		66,648	6,222
Commercial paper		—	—		152,594	14,247		150,000	14,004
Customers deposits		2,677	250		2,765	258		3,999	373
Payroll and other taxes payable		48,490	4,527		149,148	13,925		55,055	5,140

Total current liabilities		444,328	41,484		736,091	68,724		563,964	52,652

LONG-TERM LIABILITIES:
Senior notes, net		613,219	57,252		581,884	54,326		564,805	52,732
Bank Financing		28,711	2,681		15,414	1,439		79,072	7,382
Notes payable		32,227	3,009		50,261	4,693		155,462	14,514
Pensions and Postretirement Obligations		—	—		—	—		16,693	1,559
Hedging Valuation		—	—		8,737	816		11,514	1,075

Total liabilities	Ps	1,118,485	$104,426	Ps	1,392,387	$129,998	Ps	1,391,510	$129,914

SHAREHOLDERS’ EQUITY
Capital stock		2,500,957	233,496		2,744,607	256,244		2,744,607	256,244
Additional paid-in capital		895,494	83,606		1,657	155		219,622	20,505
Accumulated deficit		(1,625,988)	(151,807)		(1,109,145)	(103,553)		(1,109,145)	(103,553)
Net loss for the period		(133,303)	(12,446)		(200,375)	(18,708)		(150,601)	(14,061)
Other Comprehensive Income		—	—		(2,220)	(207)		(2,031)	(190)
Minority interest		—	—		41	4		—	—

Total shareholders’ equity (deficit)	Ps	1,637,160	$152,849	Ps	1,434,565	$133,935	Ps	1,702,452	$158,945

	Ps	2,755,645	$257,275	Ps	2,826,952	$263,933	Ps	3,093,962	$288,859

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of December 31, 2005 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.7109 per US$1.00.

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4Q05 EARNINGS REPORT
February 27, 2006
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2004 AND 2005 QUARTERLY PERIODS
(Thousands of Mexican pesos “Ps” with purchasing power as of December 31, 2005 and thousands of US Dollars “$”)

									October 1 to
	October 1 to				July 1 to				December 31, 2005
	December 31, 2004				September 30, 2005				Unaudited
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%

Voice		196,622	18,357	81%		248,898	23,238	81%		249,226	23,268	81%
Data		10,591	989	4%		13,097	1,223	4%		13,449	1,256	4%
Wholesale		36,771	3,433	15%		44,802	4,183	15%		46,279	4,321	15%

TOTAL REVENUES	Ps	243,984	$22,779	100%	Ps	306,797	$28,644	100%	Ps	308,954	$28,845	100%

Network operating services		55,370	5,169	23%		73,255	6,839	24%		76,336	7,127	25%
Technical expenses		21,606	2,017	9%		24,973	2,332	8%		22,446	2,096	7%
Installation expenses		3,687	344	1%		3,098	289	1%		3,640	340	1%

Cost of Network Operation		80,663	7,530	33%		101,326	9,460	33%		102,422	9,563	33%

GROSS PROFIT		163,321	15,249	67%		205,471	19,184	67%		206,532	19,282	67%

SG&A		106,948	9,985	44%		125,307	11,699	41%		119,228	11,131	39%

EBITDA		56,373	5,264	23%		80,164	7,485	26%		87,304	8,151	28%

Special Item		—	—			—	—			15,365	1,435

Depreciation and amortization		87,089	8,131			92,605	8,646			96,023	8,965

Operating Loss		(30,716)	(2,867)			(12,441)	(1,161)			(24,084)	(2,249)

Comprehensive (Income) Cost of Financing:

*Interest expense		13,000	1,214			24,970	2,331			29,631	2,766
**Interest (income) loss, net		2,306	215			6,069	567			3,623	338
Exchange (income) loss, net		(27,883)	(2,601)			7,105	665			(11,318)	(1,055)
Gain on net monetary position		(19,882)	(1,856)			(5,415)	(506)			(10,195)	(952)

		(32,459)	(3,028)			32,729	3,057			11,741	1,097

Other (income) expense		1,024	95			(446)	(42)			6,290	587

INCOME (LOSS) BEFORE TAXES		719	66			(44,724)	(4,176)			(42,115)	(3,933)

Provisions for:
Asset Tax		11,915	1,112			3,216	300			3,176	296
Income Tax & Profit Sharing		270	25			95,329	8,900			(95,065)	(8,876)

Total Provisions		12,185	1,137			98,545	9,200			(91,889)	(8,580)

NET INCOME (LOSS)	Ps	(11,466)	$(1,071)		Ps	(143,269)	$(13,376)		Ps	49,774	$4,647

NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes and Vendor Financing

**	Interest Income net of bank commissions
Financial statements are reported in period-end pesos as of December 31, 2005 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.7109 per US$1.00.

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